

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: 1 212 436 2000
Fax: 1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Stockholder of
Prime Dealer Services Corp.

We have reviewed management's statements, included in the accompanying Prime Dealer Services Corp. Exemption Report (the "Exemption Report") in which Prime Dealer Services Corp. (the "Company") stated that the Company filed its Exemption Report because the Company met the identified circumstances throughout the year ended December 31, 2024, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements that the Company met the identified circumstances. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Deloitte & Touche LLP

February 26, 2025

Prime Dealer Services Corp. Exemption Report

Prime Dealer Services Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC) (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C. F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief; the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, consistent with approval it received from the SEC; and

(2) The Company is filing this Exemption Report consistent with exemption approval received from the SEC because the Company's sole business activity is securities lending (stock loan/borrow) transactions with counterparties. All transactions are conducted pursuant to Master Securities Loan Agreements, with all loans fully collateralized. The Company does not hold customer accounts or proprietary accounts of broker dealers as defined in 17 C.F.R. § 240.15c3-3, and thus did not directly or indirectly receive, hold, custody or otherwise owe funds or securities for or to customers (collectively the "identified circumstance").

The Company met the identified circumstances throughout the year ended 12/31/2024 without exception.

Prime Dealer Services Corp.

We, William D. Hirshorn and John Crowe, affirm that, to our best knowledge and belief, this Exemption Report is true and correct.

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William D. Hirshorn
Chief Operations Officer

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John Crowe
Chief Financial Officer

February 26, 2025